FS KKR CAPITAL CORP.

201 Rouse Boulevard

Philadelphia, Pennsylvania 19112

February 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention:	Karen Rossotto
Mindy Rotter

Re:	FS KKR Capital Corp.

Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14

File Number 333-251667

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FS KKR Capital Corp., a Maryland corporation (the “Company”), respectfully requests acceleration of the effective date of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-251667) (the “Registration Statement”) so that such Registration Statement may be declared effective at 4:00 p.m. on Friday, February 26, 2021, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Eric Siegel of Dechert LLP at (215) 994-2757, and that such effectiveness also be confirmed in writing.

Very truly yours,

FS KKR CAPITAL CORP.

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	General Counsel and Secretary